Exhibit 12.01

ORACLE CORPORATION

Consolidated Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended May 31,
(Dollars in millions)	2010	2009	2008	2007	2006
Earnings(1)
Income before provision for income taxes	$8,243	$7,834	$7,834	$5,986	$4,810
Add: Noncontrolling interests	95	84	60	71	41
Add: Fixed charges	808	685	454	380	205
Less: Equity in earnings	—	—	—	—	(14)

Total earnings	$9,146	$8,603	$8,348	$6,437	$5,042

Fixed Charges(2)
Interest expense	$754	$630	$394	$343	$169
Estimate of interest in rent expense	54	55	60	37	36

Total fixed charges	$808	$685	$454	$380	$205

Ratio of earnings to fixed charges	11x	13x	18x	17x	25x

(1)

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges, less (d) our share of our equity investee’s income before provision for income taxes.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.